UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. 1)

	Under the Securities Exchange Act of 1934

Echelon Corp.
	 (Name of Issuer)

Common
	(Title of Class of Securities)

278747100
	(CUSIP Number)



*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 278747100	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person
		Kestrel Investment Management Corporation
	IRS Identification No. of Above Person	94-3173193

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

						-0-
	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
						-0-

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

0

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	0%

12	Type of Reporting Person*

	CO, IA

CUSIP No. 278747100	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person		David J. Steirman
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

						-0-
	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
						-0-


		8	Shared Dispositive Power

						-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	-0-

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	0%

12	Type of Reporting Person*

	IN

CUSIP No. 278747100	SCHEDULE 13G	Page 4 of 7


1	Name of Reporting Person		Abbott J. Keller
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

						-0-
	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
						-0-

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	0

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	0%

12	Type of Reporting Person*

	IN

CUSIP No. 278747100	SCHEDULE 13G	Page 5 of 7


Item 1(a).	Name of Issuer.

	Echelon Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

	4015 Miranda Ave.
	Palo Alto, CA  94304

Item 2(a).	Names of Persons Filing.

	Kestrel Investment Management Corporation, David J.
Steirman and Abbott J. Keller.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Kestrel Investment Management
Corporation, David J. Steirman and Abbott J. Keller is 411
Borel Avenue, Suite 403, San Mateo, CA  94402.

Item 2(c).	Citizenship.

	Kestrel Investment Management Corporation is a California corporation, David J. Steirman and Abbott J. Keller are citizens of the United States of America.

Item 2(d).	Title of Class of Securities.

	Common

Item 2(e).	CUSIP Number.

	278747100

Item 3.	Type of Reporting Person.

	Kestrel Investment Management Corporation is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. David J. Steirman and Abbott J. Keller are the sole shareholders of Kestrel Investment Management Corporation.

Item 4.	Ownership.

	The 13G filing dated 2/10/99 for Echelon Corporation was filed in error. Kestrel Investment Management Corp. is filing this amendment to correct the error. We do not own any shares of Echelon Corporation and should not have filed the 13G for 1998.

Reference is hereby made to Items 5-9 and 11 of pages two
(2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.


CUSIP No. 278747100	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable. The 13G filing dated 2/10/99 for Echelon Corporation was filed in error. Kestrel Investment Management Corp. is filing this amendment to correct the error. We do not own any shares of Echelon Corporation and should not have filed the 13G for 1998.


Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable. The 13G filing dated 2/10/99 for Echelon Corporation was filed in error. Kestrel Investment Management Corp. is filing this amendment to correct the error. We do not own any shares of Echelon Corporation and should not have filed the 13G for 1998.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


CUSIP No. 278747100	SCHEDULE 13G	Page 7 of 7


Signature

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

	DAVID J. STEIRMAN



	/s/ David J. Steirman
	________________________
	David J. Steirman


DATED:

	ABBOTT J. KELLER



	/s/ ABBOTT J. KELLER
	________________________
	Abbott J. Keller


DATED:

	KESTREL INVESTMENT MANAGEMENT CORPORATION



	/s/ David J. Steirman
	________________________
	By:	David J. Steirman
	Its:	President